

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 30, 2008

By Facsimile and U.S. Mail

Mr. Dean W. Rowell
Chief Executive Officer
Standard Energy Corporation
447 Bearcat Drive
Salt Lake City, Utah 84115-2517

> **Re: Standard Energy Corporation**
> **Item 4.01 Form 8-K**
> **Filed on July 25, 2008**
> **File No. 000-9336**

Dear Mr. Rowell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on July 25, 2008

1.   Please disclose whether the principal accountant's last two reports on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

2.   Please disclose whether during your two most recent fiscal years through the actual date of resignation, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreement(s) if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with this report. Please describe any such disagreement in detail as required by Item 304 (a)(iv) of Regulation S-K.

3.   Please disclose any reportable events as required by Item 304 (a)(v) of Regulation S-K that occurred within the latest two fiscal years through the date of resignation.

4.   Please disclose the name and date of engagement of your new accountant and disclose any consultations with your new accountants as required by Item 304 (a)(2) of Regulation S-K.

5.   When filing your amended 8-K, include a letter from your former accountant stating whether it agrees with the statements made by you in response to Item 304(a) and, if not, stating the respects in which it does not agree. Refer to Item 304 (a)(3) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief